Exhibit 99.1

ELBIT IMAGING ANNOUNCES RELEASE OF ITS UNAUDITED FINANCIAL RESULTS

Tel Aviv, Israel, May 18, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) is publishing today, further to its announcement dated May 15, 2017, its unaudited financial statements for 2016 on Form 6-K.

The Company announced on May 15, 2017 that it was unable to complete and file with the Securities and Exchange Commission (the "SEC") its Annual Report on Form 20-F for the year ending December 31, 2016 (the "2016 Form 20-F") by the extended deadline of May 15, 2017.

On May 15, 2017, the Company's subsidiary, Plaza Centers N.V. ("PC" or "Plaza"), published its annual financial statements for 2016, which contained a report in which its independent auditor, KPMG Hungaria Kft. ("KPMG"), expressed no opinion with regard to PC's financial statements.

KPMG indicated that the basis for its disclaimer related to potential irregularities with respect to certain contracts entered into by PC concerning the Casa Radio project in Romania, which contracts PC had reported to the Romanian authorities. KPMG noted also that the Company appointed a special committee in 2016 to examine these matters, as they may involve potential violations of the requirements of the U.S. Foreign Corrupt Practices Act ("FCPA"), including the books and records provisions of the FCPA, and that the Company approached and is co-operating fully with relevant authorities regarding these matters. For additional information see notes 4 C (1) and 13 C (12) to the unaudited financial statements.

KPMG indicated that the basis for its disclaimer also related to an agency and commission contract signed in 2011 regarding the sale in 2012 of property in the United States jointly owned by PC and the Company. KPMG stated the characteristics of such contract indicates that it may involve a potential violation of laws and regulations. KPMG further said that it believes that PC had not completed a sufficient investigation of the circumstances of this contract and of the implications of the payments made thereunder. See note 13 C (13) to the unaudited financial statements.

KPMG further said that, as part of its responsibility to ensure that PC's business activities are conducted in accordance with laws and regulations, and to identify and address any non-compliance, it expects PC to carry out a full review of past contracts to identify whether or not there may be other contracts which could involve potential violations of the laws and regulations of any of the jurisdictions to which PC may be subject. PC did not agree to carry out such a review to the extent KPMG considered sufficient and appropriate, KPMG said.

In addition, KPMG noted the risk that the public authorities could seek to terminate the Pubic Private Partnership Agreement ("PPP Agreement") and/or relevant permits and/or could seek to impose delay penalties based on perceived breaches of Plaza's commitments under the PPP Agreement. KPMG indicated that PC's management has assessed this risk as unlikely, on the basis that the public authorities have not sought to assert their rights since the perceived breach in 2012 and on the assessment of the merits of Plaza's counter claims against the public authorities. KPMG noted that in the event that the public authorities seek to terminate the PPP Agreement and/or seek to impose penalties, and Plaza's counter claims are not upheld, PC may incur penalties and/or recover less than the carrying amount of the Casa Radio assets recorded in the consolidated financial statements as at year-end (approximately €73.2 million). Additionally, PC's ability to realize these assets may be delayed. See Note 4 C (1) to the unaudited financial statements.

Furthermore, KPMG noted that there are significant risks and uncertainties pertaining to the achievement of PC's cash flow forecasts, which include the occurrence of events which are beyond PC's sole control. Any delays in the realization of PC's assets and investments and collection of proceeds thereof or realization at lower prices than expected by PC, as well as any other deviations from PC's assumptions, could have an adverse effect on PC's cash flows and its ability to service its indebtedness in line with contractual terms. See Note 7 B (2) to the unaudited financial statements.

KPMG added that PC's bondholders under the bond agreements are entitled to make the amounts outstanding become immediately due and payable because PC has not published its consolidated financial statements by April 30, 2017, and because of the suspension of the trading of PC's ordinary shares and bonds on May 2, 2017. KPMG stated that the bondholders have not taken steps to assert their rights.

According to KPMG, a combination of the abovementioned events and conditions indicates the existence of a material uncertainty that casts significant doubt about PC's ability to continue as a going concern.

As a result of the above disclaimer by the auditor of PC, the Company's auditor notified the Company that it is unable to provide an audit opinion regarding the Company's financial statements for the year ending December 31, 2016. Consequently, the Company is not in a position to file its 2016 Form 20-F at this time.

The Company is required to submit a plan to Nasdaq within 60 days from May 15, 2017 to regain compliance with the requirements for continued listing. If Nasdaq accepts the plan submitted by the Company, it can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 13, 2017, to regain compliance. The Company intends to submit within the 60-day timeframe a plan to regain compliance with Nasdaq's requirements for continued listing. There can be no assurance that we will successfully regain compliance with such requirements. If Nasdaq does not accept the our plan, Nasdaq will provide notice that the Company's ordinary shares will be subject to delisting from the Nasdaq Global Select Market.

The Company is working diligently to resolve this issue and intends to file the 2016 Form 20-F as soon as practicable. The Company's Board of Directors has approved the filing of these unaudited financial statement on Form 6K.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in the Company's releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and the Company's management about the Company's business, financial condition, results of operations, and its relationship with its employees and the condition of the Company's properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in the Company's filings with the Securities and Exchange Commission including, without limitation, Item 3.D of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in the Company's releases speak only as of the date of such release, and the Company caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in the Company's releases will prove to be accurate. the Company undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com